Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended				Year Ended December 31,
	June 30, 2011	June 30, 2010(1)
				2010	2009(1)		2008(1)		2007(1)	2006(1)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$236,735	($120,503)		$242,942	($579,694)		($232,959)		$266,909	$551,893

Fixed charges :

Interest expense and capitalized	274,459	336,318		653,603	754,506		994,919		1,246,577	1,200,508

Estimated interest component of net rental payments	10,090	14,399		26,688	28,866		34,975		31,296	25,670

Total fixed charges including interest on deposits	284,549	350,717		680,291	783,372		1,029,894		1,277,873	1,226,178

Less: Interest on deposits	147,551	183,589		350,881	501,262		700,122		765,794	580,094

Total fixed charges excluding interest on deposits	136,998	167,128		329,410	282,110		329,772		512,079	646,084

Income before income taxes and fixed charges (including interest on deposits)	$521,284	$230,214		$923,233	$203,678		$796,935		$1,544,782	$1,778,071

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$373,733	$46,625		$572,352	($297,584)		$96,813		$778,988	$1,197,977

Ratio of earnings to fixed charges

Including Interest on Deposits	1.8	(A	)	1.4	(A	)	(A	)	1.2	1.5

Excluding Interest on Deposits	2.7	(A	)	1.7	(A	)	(A	)	1.5	1.9

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.8	(A	)	1.4	(A	)	(A	)	1.2	1.4

Excluding Interest on Deposits	2.7	(A	)	1.7	(A	)	(A	)	1.5	1.8

(1)

On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008, 2009 and the first six months of 2010, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million, $625 million and $130 million to achieve ratios of 1:1 in 2008, 2009 and the first six months of 2010, respectively.